UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                             (AMENDMENT NO. 7)


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               Teligent, Inc.
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                              (Name of Issuer)


               Class A Common Stock, par value $.01 per share
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                       (Title of Class of Securities)


                                87959Y 10 3
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                               (CUSIP Number)

                               Lynn Forester
                       c/o FirstMark Holdings L.L.C.
                             660 Madison Avenue
                          New York, New York 10021
                               (212) 699-4300
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)


                              With a copy to:
                            Warren de Wied, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004

                               July 21, 1999
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     This Amendment No. 7 (this "Amendment") amends the statement on
Schedule 13D (as amended, the "Statement") previously filed relating to the shares of Class A Common Stock, par value $.01 (the "Shares"), of Teligent, Inc., a Delaware corporation (the "Company").

     1. Items 5 (a) and (c) of the Statement are hereby amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Lynn Forester owns 595,410 Shares as of the date of this Statement, representing an aggregate of approximately 7.2% of the outstanding Shares (based upon 8,316,777 Shares reported by the Company to be outstanding based on the Company's most recent quarterly report on Form 10-Q).

     (c) On July 19, 1999, Lynn Forester sold 300 February 2000 $60 call options at $13.8667 per share and 135 February 2000 $65 call options at $11.8611 per share. On July 21, 1999, Lynn Forester sold 300 February 2000 $60 call options at $14.25 per share and 300 February 2000 $65 call options at $12.25 per share. All such transactions were effected on the Philadelphia Stock Exchange.

     If all of such call options are exercised, Lynn Forester would own 491,910 Shares, representing an aggregate of approximately 5.9% of the outstanding Shares.

     2. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported in the Statement.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 21, 1999


                                          /s/ Lynn Forester
                                          ---------------------------------
                                          Lynn Forester